

February 6, 2012

<u>Via Facsimile</u>
Alexander Walsh
President and Principal Executive Officer
Lithium Exploration Group, Inc.
3200 N. Hayden Road, Suite 235
Scottsdale, Arizona 85251

> **Re: Lithium Exploration Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 30, 2012**
> **File No. 333-175883**

Dear Mr. Walsh:

We have reviewed your amended registration statement, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In future filings on Form 8-K, please ensure that you classify the events under the appropriate Item of Form 8-K. For example, the employment agreement with Mr. Wash disclosed in the Form 8-K filed January 13, 2012 should have been filed under Item 5.02. As another example, the termination of the Salta Project disclosed in the Form 8-K filed January 24, 2012 should have been filed under Item 1.02.

Amendment No. 3 to Registration Statement on Form S-1

2.   You refer to "2,0000,000 [sic] shares which were issued on conversion of debentures" on the prospectus cover page. Please revise.

3.   We note your response to our prior comment 4 from our letter dated January 6, 2012. However, your filing continues to refer on page 6 to "[c]ommon stock offered by selling stockholders" (plural). Please revise.

4.   We note your response to our prior comment 3. Please update your statement on page 5 that "we have not yet made any payments related to these permits; payments will become due as follows: $60,000 due in December 2011 … ." Please also update the bulleted timeline on page 5 to clarify whether you have completed the steps intended for October 30 to December 31 and for January 1 to January 15, 2012, and reconcile this with the disclosure found on page 25.

Selling Stockholder Financing Transaction, page 7

5.   We note your response to comment 6 from our letter dated January 6, 2012. We also note that, because a registration statement covering the shares issuable upon conversion of the debentures and exercise of the warrants was not been declared effective by October 27, 2011 (180 days of the closing for the initial debenture sale), the conversion price changed from the lesser of (i) 65% to 55% of the lowest reported sale price of the Common Stock for the twenty trading days immediately prior to the date of conversion or (ii) $0.83 per share. We refer to you comment 17 from our letter dated August 25, 2011, which requested that if there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. Please expand the table and disclosure at the end of this section accordingly.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff at (202) 551-3237, or in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Thomas A. Rose, Esq.
        Sichenzia Ross Friedman Ference LLP